SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                     BAA AND RYANAIR SETTLE THE FUEL LEVY
                              DISPUTE AT STANSTED

BAA and Ryanair have agreed an out of court settlement which brings to an end the legal challenges surrounding the scale of fuel levy charges at Stansted Airport.

Ryanair has paid BAA the amount which it had previously withheld because of the dispute with the airport about the rate of the fuel levy charge. BAA has withdrawn its claims that Ryanair committed a repudiatory breach of its contract at Stansted.

As from 1 April 2005, BAA is reducing its fuel levy charge at Stansted from 0.68p per litre to 0.412p per litre. This agreement will last until the next regulatory review period starts in April 2008. As a result of this agreement, the fuel levy savings to Ryanair will exceed GBP1million per annum.

Both companies have agreed that other than the above details, they will not comment further on the terms of this settlement.

Ends.

For reference:

Peter Sherrard                         Pauline McAlester
Ryanair                                Murray Consultants
Tel: 01-8121228                        Tel: 01-4980300

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 April 205

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director